Antisoma starts phase II trial of AS1411 in acute myeloid leukaemia

London, UK: 6 August 2007 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that it has started a randomised phase II trial of AS1411 in AML (acute myeloid leukaemia). Around 70 patients will be recruited at major cancer centres in the USA.

The trial tests AS1411 in patients with relapsed or refractory AML. It evaluates addition of AS1411 to the current standard therapy, cytarabine (Ara-C). Patients are being randomly assigned to one of three groups: cytarabine alone, cytarabine plus 10 mg/kg/day AS1411 or cytarabine plus 40 mg/kg/day AS1411. Efficacy and safety will be compared to see whether patients receiving a cytarabine-AS1411 combination do better than those receiving cytarabine alone and whether the two doses of AS1411 have different effects. Initial results are expected in 2008.

Dr Robert Stuart of the Medical University of South Carolina, an investigator in the trial and a collaborator in earlier experimental work on the drug, said: "AS1411 has shown real promise against AML in preclinical testing and there is a strong biological rationale for evaluating the drug in this disease, so we are very pleased to be testing AS1411 in our leukaemia patients."

AS1411 was the first anti-cancer aptamer to start clinical trials and today becomes the first to progress to phase II. Preclinical data suggest that AS1411 has potential against various blood cancers and solid tumours. AML was selected as the lead blood-cancer indication because cancer cells from AML patients and AML cell lines show particularly high sensitivity to AS1411. There is also evidence for a synergistic effect when AS1411 is combined with cytarabine.

Phase I testing of AS1411 was conducted in solid tumours. This showed a favourable safety profile and evidence of anti-cancer activity in renal cancer. A phase II trial in renal cancer is expected to start shortly.

Antisoma's CEO, Glyn Edwards, said: "We intend to explore the potential of AS1411 in a number of cancers where new treatment options are needed. Our robust, randomised trials should provide clear evidence of any benefit associated with AS1411 and therefore have the potential to add significantly to its value over the next couple of years."

Enquiries:
Glyn Edwards, CEO — +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich — +44 (0)20 7466 5000
Buchanan Communications

Brian Korb — +1 646 378 2923
The Trout Group

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Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

AS1411
Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Design of the AS1411 AML study
Patients will receive either AS1411 for seven days as a continuous intravenous infusion combined with high-dose cytarabine for the final four days, or high-dose cytarabine alone for four days.

About AML (acute myeloid leukaemia)
AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone (*American Cancer Society: Facts and Figures 2007. Atlanta, Georgia: American Cancer Society, 2007.*)

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

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